PUBLIC

24001423

ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67573

ANNUAL REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing

NAME OF FIRM: Triago Americas Inc DBA Houlihan Lokey Advisory Inc

JUN 06 2024

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

499 Park Avenue- Suite 2501
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ed Taniguchi	(310) 788-5397	etaniguchi@hl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz Sapper & Miller LLP
(Name – if individual, state last, first, and middle name)

7 Penn Plaza- Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

11/13/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Edward Taniguchi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triago Americas Inc, as of 3/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See attached Jurat certificate

Notary Public

Signature:

Title:
CFO, FINOP

SEC Mail Processing

JUN 06 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240 17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 4th day of June, 2024
(Date) (Month) (Year)
by
(1) Edward Taniguchi
(and (2) ____________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________
Signature of Notary Public

CHRISTINE MARY DIAZ SHA
Notary Public - California
Los Angeles County
Commission # 2411124
My Comm. Expires Aug 17, 2026

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: SEC Annual Reports Form X-17A-5 Part III **Document Date:** ____
Number of Pages: _____ **Signer(s) Other Than Named Above:** SEC File # 8-67573 / Hirayo American Inc. / period 4/1/23-3/31/24

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MARCH 31, 2024

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Triago Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triago Americas Inc. as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triago Americas Inc. as of March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triago Americas Inc.'s management. Our responsibility is to express an opinion on Triago Americas Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triago Americas Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triago Americas Inc.'s auditor since 2019.

Katz, Sapper & Miller, LLP

New York, New York
June 3, 2024

T 212.557.9800 | F 212.557.9819 | W ksmcpa.com

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2024

ASSETS

Cash and cash equivalent	$ 3,944,758
Restricted cash equivalent	406,571
Accounts receivable	3,824,845
Due from affiliates	652,644
Prepaid expenses	171,166
Prepaid income taxes	947,999
Right of use assets- operating Leases	3,985,723
Property and equipment (net of $193,262 accumulated depreciation)	196,402
Total Assets	$ 14,130,108

LIABILITIES

Operating lease liabilities	$ 4,542,864
Accrued bonus and vacation pay	416,491
Accounts payable	218,394
Deferred taxes	896,950
Deferred revenue	235,700
Due to parent company	463,761
Subtenant rent security	80,295
Total Liabilities	$ 6,854,455

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued and outstanding 250 shares at stated value	1,100
Additional paid-in capital	3,067,975
Retained Earnings	4,206,578
Total Stockholders' Equity	7,275,653
Total Liabilities and Stockholders' Equity	$ 14,130,108

See accompanying notes to these financial statements

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Organization and Business

Triago Americas Inc. ("the Company"), which is a 99% owned subsidiary of Triago Management Development S.A., ("the Parent Company") provides services which are intended to include its assistance to clients in raising capital in the primary markets and in managing their investor's positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is regulated by the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As such, it is registered to do business in the state of New York and in various other states.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts Receivable are uncollateralized customer obligations generally requiring payment under normal trade terms pursuant to the dates included in the invoice and do not bear interest. Accounts receivable are recorded at invoiced amounts, reduced by an allowance for credit losses, if any. The allowance is determined using historical loss information by aging category adjusted for current economic conditions and reasonable and supportable forecasts. No allowance for credit losses were necessary at March 31, 2024 and 2023. As of March 31, 2023 and 2022 the accounts receivable balance were $9,512,142 and $4,509,248 respectively.

(continued)

Leases

The Company determines if an arrangement is a lease at inception. The Company recognizes a lease asset for its right to use the underlying leased asset and a lease liability for the corresponding obligation to make lease payments. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The present value is calculated using the rate implicit in the lease. If the rate is not readily determinable from the lease, the Company uses a risk-free rate of a period comparable with that of the lease term. The Company does not recognize an asset and liability for leases with a term of 12 months or less. Operating lease expense is recognized on a straight-line basis over the lease term. Variable lease expenses are recorded when incurred. The Company does not separate lease and non-lease components for leases.

Property, Equipment and Depreciation

Property and Equipment is recorded at cost. Depreciation of property and equipment is computed on a straight-line basis. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

Long-lived Assets, including property and equipment and operating lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value. No adjustments to the carrying value of the Company's long-lived assets were required for the year ended March 31, 2024.

Cash Equivalents

Cash equivalents include short term highly liquid money market investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less.

Income Taxes

The Company follows the provisions of FASB ASC 740-10-50-8. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

(Continued)

Income Taxes (continued)

The Company has adopted the provisions of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended March 31, 2024, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

NOTE B- Subsequent Events

The Company has performed an evaluation of subsequent events through June 3, 2024, which is the date the financial statements were available to be issued, noting the following occurred post March 31, 2024:

Houlihan Lokey, Inc.(HL),through a share purchase agreement dated December 20, 2023, acquired 100% of the equity securities of the Parent Company and subsidiaries, including Triago Americas Inc. The purchase was final on April 30, 2024. Triago Americas Inc. will continue to operate as a subsidiary of HL.

NOTE C- Concentration of Credit Risk

The Company maintains cash balances at three financial institutions in the United States. The cash balances in the United States are covered by the Federal Deposit Insurance Corporation up to $250,000. During the year, the Company entered into an agreement with one of the banks whereby the cash balances are swept into separate FDIC-insured accounts and thereby insuring 100% of the balance in that account. As of March 31, 2024, the Company's cash deposits in the U.S. banks were approximately $4,351,000 which exceeds the U.S. federally insured limit by approximately $737,000. The Company has not experienced any losses in such accounts, believes it is not exposed to any credit risk and periodically monitors the financial strength of the financial institution by independent means.

NOTE D- Financial Instruments

The fair value of certain of the Company's receivables and payables approximates the carrying amounts presented in the statement of financial condition due to the nature of these instruments.

(Continued)

NOTE E - Property and Equipment

Property and equipment at March 31, 2024 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 200,145	7
Office equipment	14,154	5
Computer equipment	50,536	5
Leasehold improvements	108,673	Life of lease
Artwork	16,156	
Total	389,664	
Less accumulated depreciation	193,262	
Net	$ 196,402	

NOTE F – Commitments and Contingencies

Leases

The Company has an operating lease for office space in New York City which was entered into on November 1, 2019 and expires on September 30, 2030.

The Company also has an operating lease for office space in San Diego, CA which was entered into on October 1, 2022 and expires on November 30, 2025.

As it relates to the Company's office leases, right-of-use assets and lease liabilities are recognized at the lease commencement dates based on the net present value of the future lease payments over the lease terms. The discount rate used to determine the commencement date present value of lease payments is a 5% interest rate, which is the United States prime rate as of November 1, 2019 plus 25 basis points, the estimated incremental borrowing rate.

(Continued)

Leases (continued)

As per the lease agreement for the New York City office space, the Company has a letter of credit and contingent liability in favor of its landlord aggregating $405,350 as of March 31, 2024 and supported by a pledge in the same amount as collateral to its financial institution. It is held in one of the Company's money market accounts. The collateral, along with any accrued interest, is treated as non-allowable restricted cash in computing its Net Capital and is reported as "Restricted cash" on the Statement of Financial Condition. Mantra Americas LLC, a related entity by way of having the same Parent as the Company is renting a portion of the New York City office space and as such, the Company has received a security deposit which is reflected in the Statement of Financial Condition as Subtenant Rent Security.

The following summarizes the weighted-average remaining lease term and weighted-average discount rate for the operating leases as of March 31, 2024:
Weighted-average remaining lease term: 10.2 years
Weighted-average discount rate: 5.00

At March 31, 2024, future minimum annual payments under these leases are as follows:

Year ending March 31:	NYC	San Diego
2025	$ 768,504	$ 79,827
2026	802,944	54,607
2027	802,944	0
2028	802,944	0
2029	802,944	0
Thereafter	1,204,416	0
Total Future Undiscounted Lease Payments	$ 5,184,696	$ 134.434
Less: Interest	(770,505)	(5,761)
Total Lease Liabilities	$ 4,414,191	$ 128,673

(Continued)

NOTE G - Income Taxes

The Company has differences between the bases of certain assets and liabilities, primarily its accounts receivable and future rent liability which, for financial and tax reporting purposes, give rise to a deferred tax liability of approximately $896,950. Based on the anticipated collection of this accounts receivable, the Company's actual future tax liability may be considerably less than the deferred tax liability presented in the Company's balance sheet.

The Company files its income tax returns on the cash basis. Due to the nature and timing of the client receivables, it is anticipated that the Company will have a cash basis profit for the year ended March 31, 2024.

The components of the net deferred tax asset (liability) consisted of the following at March 31, 2024:

Net Deferred Tax Asset (Liability):	
Total deferred tax assets	$ 1,603,033
Total deferred tax liabilities	(2,499,983)
Net Deferred Tax (Liability)	$ (896,950)

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2021 are open to examination by the taxing authorities.

NOTE H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2024, the Company had net capital of $1,972,976, which was $1,841,524 in excess of the net required minimum capital of $131,452. Under certain circumstances, withdrawals of capital may be restricted.

(Continued)

NOTE I - Related Party Transactions

The Company is charged for commissions relating to business referred by an affiliate which is another subsidiary of the Parent Company and is billed management fees for certain administrative expenses by its Parent Company.

As of March 31, 2024, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS, net	$ 622,161	
Triago UK Limited, net	30,483	
Triago Management Development SARL, net		$ 463,761
Total	$ 652,644	$ 463,761

The Company, its parent company and certain subsidiaries affiliated with the Parent Company have entered into a credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration. As of March 31, 2024, the Company loaned $594,858 to one of its affiliates, Triago Europe S.A. The Company expects that it will be repaid to them in its entirety in the fiscal year ended March 31, 2025.

NOTE J – Account Receivable Concentration

On March 31, 2024, four customers accounted for approximately 90% of the Company's accounts receivable with the largest representing 50% of the total. Pursuant to the terms of contracts the Company has with certain customers, 100% of the Company's accounts receivable at March 31, 2024 is due between April 2024 and September 2027.

(Continued)

NOTE K – Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three-month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation.